Exhibit 6.3

ENVIRO.FARM SYSTEMS - CHEESE DAIRY - LOAN AGREEMENT

Lender Name:	Loan Amount: $
Address:	Phone:
Email:

PURPOSE AND INTENT OF THE LOAN: The lender named above wishes to help fund a Cheese-Dairy to be located near Bowdle South Dakota and has agreed to lend an amount of money shown above to be used to support the RegA+ financing effort to be conducted by Enviro.Farm Systems. The lender understands there are risks including the risk of loss of money. At this stage of the project, there are no current assets or collateral to guarantee repayment of any part of the loan. Until and unless the RegA+ process is successful, this loan cannot be repaid. The RegA+ program usually completes about 6-9 months but may extend longer.

RISK AND REWARD: The lender has been made aware of the RegA+ process and the Cheese-Dairy Business Plan and understands that while the business appears profitable and economic benefits to the community are attractive, there are risks which cannot be foreseen and may cause the project to fail after loan proceeds have been used to begin the project and cannot be recovered. To reward the lender for their willingness to help in this situation, Enviro.Farm Systems has offered an attractive interest rate for the term of the loan. The duration of lending will be kept as brief as possible. After the project is successful and the loan is repaid, the lender will be given the opportunity to purchase stock of the Cheese Dairy up to the amount of lending shown above at a 50% discount from the price at which the stock was first offered persuant to RegA+.

INTEREST. The loan shall accrue interest at a rate of 1% per month for each month until the loan is repaid. Interest will not be compounded.

START DATE. Use of the lender’s money and initiation of interest accrual will commence on a date when the lenders money has been deposited into the borrower’s account. Lender will be notified by email of this date.

PAYMENT. This loan shall become due and payable, including principal and interest, on a date to be determined when, in the sole estimation of the borrower, sufficient funds are available for repayment.

SUBORDINATION. The lenders rights under this Promissory Note are subordinated to other indebtedness, if any, of the Borrower to any third-party lender where subordination is required in the loan documents providing for such indebtedness.

SUCCESSORS. The terms of this disclosure shall bind the Borrower and the Borrower’s successors, heirs, and assigns; provided, however, that the Lender may not assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the borrower.

COMPLETE AGREEMENT. This document contains the complete agreement between the parties. No other explanations or promises made by anyone, either written or oral will be considered part of this agreement.

IN WITNESS WHEREOF, the Lender and borrower have signed this agreement as of the date written below.

Lender:	Borrower:
Date: [MM/DD/YYYY]	Founder & President, Enviro.Farm Systems
Date: [MM/DD/YYYY]

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